EXHIBIT 99.1

Galapagos Appoints Aaron Cox as Chief Financial Officer

Former Horizon CFO joins Galapagos with deep expertise in international corporate finance, M&A, business development and strategic leadership

Mechelen, Belgium; June 23, 2025, 07:30 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced the appointment of Mr. Aaron Cox as Chief Financial Officer, effective July 7, 2025. Mr. Cox succeeds Mr. Thad Huston, who will remain with the company through July 31, 2025, to ensure a smooth transition of responsibilities.

Aaron brings more than two decades of leadership experience across biotechnology, capital markets, and M&A/corporate development. Most recently, he served as Executive Vice President and Chief Financial Officer at Horizon Therapeutics plc, where he played a pivotal role in the company’s $28 billion acquisition by Amgen. Prior to that, Aaron served as Horizon’s Head of Corporate Development and Chief of Staff to the CEO, supporting capital markets strategy, M&A execution, and the company’s transformation into a fully integrated biotech. His earlier career spans senior roles in investment banking.

“We are delighted to welcome Aaron to Galapagos,” said Henry Gosebruch, CEO of Galapagos. “Aaron will be a key partner in accelerating pipeline growth through business development and focusing our resources through disciplined financial management. His dealmaking background and experience managing a global financial organization will be invaluable as we continue transforming Galapagos with the goal of making a meaningful impact on the lives of patients worldwide.”

Aaron will lead the Finance, Accounting, Tax, Procurement, Communications and Investor Relations functions and will join the Executive Committee of Galapagos. As CFO, he will also work closely with leadership and the Board of Directors to execute transactions to build a new pipeline of innovative medicines and find a value-maximizing alternative for the cell therapy business.

“I am excited to join Galapagos at this pivotal moment,” said Aaron Cox, incoming CFO of Galapagos. “I look forward to working with Henry and the talented team to help shape the company’s next chapter, create value for our shareholders, and advance meaningful innovations for patients.”

Aaron holds a Bachelor’s degree in Finance from the University of Notre Dame and earned his MBA from the University of Chicago Booth School of Business.

In connection with this appointment, the Company will issue new restricted stock units (RSUs) and subscription rights.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs and to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the announced leadership transition and changes in our Executive Committee and key personnel. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the possibility that Galapagos will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, risks related to our ability to effectively transfer knowledge during this period of transition, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations, unless specifically required by law or regulation.